Exhibit 99.1

SciSparc: Subsidiary NeuroThera Labs Reports Positive Progress in FDA-Approved Phase IIb Clinical Trial for Tourette Syndrome

TEL AVIV, Israel, Oct. 22, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that its subsidiary, NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, has achieved further progress in its U.S. Food and Drug Administration (“FDA”) approved clinical trial program evaluating SCI-110 for the treatment of Tourette Syndrome (“TS”) in adults.

NeuroThera has successfully completed the manufacturing of the investigational product and obtained the required batch release certification from a European Qualified Person (“QP”), a key regulatory milestone authorizing shipment of clinical trial material to participating study sites. The release enables site activation activities and supports the initiation of patient enrollment in the FDA-approved Phase IIb clinical trial for TS.

The Phase IIb clinical trial is being conducted at three clinical sites: Yale Child Study Center at Yale School of Medicine in New Haven, Connecticut, USA; Hannover Medical School in Hanover, Germany; and Tel Aviv Sourasky Medical Center in Tel Aviv, Israel. All participating sites have successfully completed their site initiation activities and are prepared to receive clinical trial drug supplies following QP batch release.

Completion of site initiation activities across all participating clinical centers, together with the successful European QP release of clinical trial supplies, marks a significant operational milestone for NeuroThera, which is now advancing toward patient enrollment in its Phase IIb clinical trial for TS, with investigational product shipments to study sites expected in the near term.

SCI-110 is NeuroThera’s proprietary, patent-protected cannabinoid-based drug candidate, combining dronabinol and palmitoylethanolamide (PEA) in a single oral dosage form. The Phase IIb study is evaluating SCI-110’s efficacy, safety and tolerability in adults with TS, a condition with substantial unmet treatment needs.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the initiation of patient enrolment in the Phase IIb clinical trial for TS; the expected timing for investigational product shipments to study sites; and the potential efficacy, safety and tolerability of SCI-110. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, as amended, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055